Exhibit 99.2

Management’s discussion and analysis

– November 7, 2018

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and six months ended September 30, 2018. This MD&A has been prepared with all information available up to and including November 7, 2018. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) for the three and six months ended September 30, 2018. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Company overview

Founded in Canada in 1997, Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass.

For a more detailed description of Just Energy’s business operations, refer to the “Operations overview” section on page 6 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2019. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“5.75% convertible debentures” refers to the $100 million in convertible debentures issued by Just Energy to finance the purchase of Fulcrum Retail Holdings, LLC, issued in September 2011. The convertible debentures were fully redeemed on March 27, 2018. See “Debt and financing for operations” on page 29 for further details.

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s line of credit. See “Debt and financing for operations” on page 29 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for operations” on page 29 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for operations” on page 29 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$97 million was drawn. Net proceeds were used to fund a tender offer for Just Energy’s outstanding 6.5% convertible bonds due July 2019, and for general corporate purposes, including to pay down the Company’s credit facility. See “Debt and financing for operations” on page 29 for further details.

“Attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to an individual customer rather than to an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary cash expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada, including commercial brokerage sales.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

2.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, as well as reflecting an adjustment for share-based compensation and non-controlling interest. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, as it will be settled in shares, the mark to market gains (losses) are associated with supply already sold in the future at fixed prices and the mark to market gains (losses) of weather derivatives are not yet realized. Also included in Base EBITDA are gains and losses from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s unaudited interim condensed consolidated statements of income.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy, and management has therefore excluded them from the Base EBITDA calculation.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital and intangible assets.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

3.

Financial highlights

For the three months ended September 30

(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2019	% increase (decrease)	Fiscal 2018
Sales	$956,843	12%	$851,927
Gross margin	173,339	22%	142,663
Administrative expenses	58,508	25%	46,806
Selling and marketing expenses	56,749	(3)%	58,577
Finance costs	20,123	61%	12,521
Loss[1]	(21,450)	67%	(64,923)
Loss per share available to shareholders - basic and diluted	(0.16)		(0.48)
Dividends/distributions	22,330	4%	21,468
Base EBITDA[2]	37,261	81%	20,548
Base Funds from Operations[2]	26,223	241%	7,683
Payout ratio on Base Funds from Operations[2]	85%		279%

1Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

Just Energy’s gross margin increased 22% to $173.3 million in the quarter ended September 30, 2018 mainly due to improved pricing power in North America and increased international sales activities. Sales revenue increased 12% to $956.8 million during the three months ended September 30, 2018.

Base EBITDA was $37.3 million, an increase of 81% as compared to the second quarter of fiscal 2018 due to the significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Administrative expenses increased 25% to support talent acquisition and retention, investment in process improvements and operational efficiencies, and ongoing business acquisition activities. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018. Selling and marketing expenses decreased 3% compared to the prior comparable quarter due to the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

Finance costs increased by 61% in the second quarter, as compared to the prior comparable quarter, primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets and interest expense from the increased utilization of the credit facility and higher interest rates.

4.

Financial highlights

For the six months ended September 30

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$1,833,300	8%	$1,699,633
Gross margin	326,871	9%	300,226
Administrative expenses	114,190	20%	95,437
Selling and marketing expenses	107,292	(8)%	116,653
Finance costs	36,463	49%	24,511
Profit (loss) for the period[1]	(62,873)	(242)%	44,386
Profit (loss) per share available to shareholders - basic	(0.45)		0.21
Profit (loss) per share available to shareholders - diluted	(0.45)		0.17
Dividends/distributions	44,592	3%	43,251
Base EBITDA[2]	64,541	22%	53,057
Base FFO[2]	44,337	57%	28,191
Payout ratio on Base FFO[2]	101%		153%
Embedded gross margin[2]	2,336,200	45%	1,615,000
Customer count	1,633,000	3%	1,580,000
Total ending RCEs	4,164,000	2%	4,087,000
Total gross RCE additions	619,000	12%	555,000
Total net RCE additions (reductions)	1,000	NMF[3]	(124,000)

1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 2.

3 Not a meaningful figure.

For the six months ended September 30, 2018, sales were $1.8 billion and gross margin was $326.9 million, 8% and 9% higher, respectively, than the prior comparable period. Base EBITDA amounted to $64.5 million, an increase of 22% from the first six months of fiscal 2018. The growth in Base EBITDA was largely attributable to the significant improvement in gross margin driven by the improved pricing power, offset by higher bad debt provisions and an increase in administrative expenses to support growth initiatives.

Administrative expenses increased 20% from the prior comparable period. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018. Selling and marketing expenses decreased 8% compared to the prior comparable period as a result of the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels. Finance costs increased 49%, primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets and interest expense from the increased utilization of the credit facility and higher interest rates.

Embedded gross margin amounted to $2,336.2 million as of September 30, 2018, an increase of 45% compared to the embedded gross margin as of September 30, 2017, as pricing optimization efforts expanded to a broader customer base. The embedded gross margin includes $45.2 million from Filter Group Inc., which was acquired by Just Energy on October 1, 2018.

5.

Operations overview

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done through retail, online marketing and door-to-door marketing. Consumer customers make up 43% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products.

Developments in connectivity and convergence and changes in customer preferences have created an opportunity for Just Energy to provide value added products and service bundles connected to energy. As a conservation solution, smart thermostats are offered as a value-added product with commodity contracts, but were also sold previously as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc., a company in which Just Energy holds a 7.8% fully diluted equity interest. In addition, Just Energy has also expanded its product offering in some markets to include air filters, LED light bulbs and residential smart irrigation controllers. On October 1, 2018, Just Energy added home water filtration systems to its line of consumer products and service offerings, through the acquisition of Filter Group Inc.

COMMERCIAL DIVISION

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial division. These sales are made through three main channels: brokers; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 57% of Just Energy’s RCE base. Products offered to Commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this division is lower than it is for the Consumer division, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

In addition, the Commercial division also provides value added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

6.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan, the United Kingdom, Germany and Ireland	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada, the U.S., the U.K., Germany, Ireland and Japan with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.

Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

7.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the trailing 12 months, 38% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 73% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended September 30, 2017, 30% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 75% of their consumption. As of September 30, 2018, JustGreen now makes up 9% of the Consumer gas portfolio, compared to 13% a year ago. JustGreen makes up 13% of the Consumer electricity portfolio, compared to 14% a year ago.

Value added products and services

In addition to JustGreen, Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value-added products and services. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s Commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. The solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Energy management for the Consumer business focuses on energy efficient products. Just Energy has strategic partnerships to facilitate the purchase and support of smart thermostats, air filter replacements, home warranty products, and smart irrigation controllers. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

As of October 1, 2018, Just Energy announced the closing of the acquisition of Filter Group Inc. As a result, Just Energy will add home water filtration systems to its line of consumer product and service offerings.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 15, Revenue from Contracts with Customers

On April 1, 2018, Just Energy adopted an accounting policy that provides a standardized guideline for entities to account for revenue arising from contracts with customers. Following the terms of the standardization, Just Energy has applied IFRS 15 using the modified retrospective method. As such, transition adjustments have been recognized through equity as at April 1, 2018.

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer within the Consumer business in North America are capitalized if these costs are expected to be recovered. Similar costs pertaining to other segments have been capitalized in the past. Accordingly, Just Energy has changed its accounting policy to allow for capitalizing all upfront-sales commissions, incentives, and third party verification costs paid based on customer acquisition that met the criteria for capitalization. Just Energy has elected, under the practical expedient, to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is less than one year. These expenses are deferred and amortized over the average customer relationship period (which is estimated to be between two and five years based on historical blended attrition rates, inclusive of expected renewal periods by region).

The adjustments to Just Energy’s current year financial statements included an increase of $28.4 million in the opening balance of customer acquisition costs that was capitalized – an increase in deferred income tax liabilities of $7.6 million and an opening retained earnings adjustment of $20.8 million. The year to date fiscal year 2019 impact of the new standard increased net earnings by approximately $19.4 million pre-tax.

The new accounting standard has no impact on the economics of our business. That being stated, the implementation of IFRS 15 will result in a change in timing of the recognition of commission expenses but has no effect on the cash flows of Just Energy. Historically, FFO was more aligned to the recognition of operating cash flow. IFRS 15 disconnects these two, with operating cash flow lagging behind FFO, as incremental customer acquisition costs are paid upfront and capitalized.

8.

For a further description of the impact of the accounting policy change, refer to the interim condensed consolidated financial statements for the period ended September 30, 2018.

Adoption of IFRS 9, Financial Instruments

Effective April 1, 2018, Just Energy adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces a new expected lifetime credit loss impairment model which replaces the existing incurred loss impairment model under IAS 39.

Under the previous accounting standard, IAS 39, a collective allowance for losses was recorded on trade receivables when a loss event had occurred as at, or prior to, the balance sheet date. An incurred loss event provides objective evidence to establish an allowance for loss against these receivables. IAS 39 did not allow the recognition of any allowance for losses expected in the future if a loss event had not yet occurred on the balance sheet date.

Under IFRS 9, Just Energy is required to apply a lifetime expected credit loss model, where credit losses that are expected to transpire in future years, irrespective of whether a loss event has occurred or not, as at the balance sheet date, are provided for. The expected lifetime credit loss is calculated based on the weighted average expected cash collected shortfall against the carrying value of the receivable and unbilled revenue and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that may impact the credit profile of the receivables.

IFRS 9 requires that forward-looking indicators are considered when determining the impact on credit risk and measuring lifetime expected credit losses and are incorporated in the risk parameters as relevant. Based on the analysis performed by Just Energy, it was determined that the following forward-looking indicators could have an impact on the credit performance of the receivables, and they were considered in its calculation of the allowance for losses:

-	Interest rate;

-	Unemployment;

-	Commodity prices; and

-	Consumer Price Index.

IFRS 9 does not require the restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Just Energy made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on April 1, 2018, through an adjustment to opening retained earnings, net of deferred tax implications.

In Alberta, Texas, Illinois, California, Michigan, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and Just Green U.S., Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default.

Just Energy’s bad debt expense as a percentage of revenue for these markets, as determined under IAS 39, for the three months ended September 30, 2017, was 2.2%.

Similarly, under IFRS 9, for the period ended September 30, 2018, the same metric was determined to be 2.75%. This increase in the bad debt expense as a percentage of revenue was not indicative of a change in the expected recovery value of the underlying consumer debts receivable but rather a function of extending the allowance for expected lifetime credit losses to provide for expected future losses over a longer future time frame as required under IFRS 9. The standard required that a provision for expected lifetime credit losses be calculated for unbilled revenues, as they meet the definition of a contract asset under IFRS 15, whereas previously, under IAS 39, these receivables would not have a provision under the incurred loss model.

9.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of LDCs failing to deliver payment to Just Energy is minimal.

The following table summarizes the transition adjustment required to adopt IFRS 9 as at April 1, 2018 for the markets above.

(in thousands of dollars)	IAS 39 carrying amount as at March 31, 2018	Transition adjustment	IFRS 9 carrying amount as at April 1, 2018
Trade receivables	$395,730	$(11,237)	$384,493
Unbilled revenues	$301,577	$(12,399)	$289,178

Due to the transition from an incurred loss model to a future expected lifetime credit loss model as required under IFRS 9, if forecast of events or change of economic condition are expected to give rise to change of the credit loss, the bad debt expenses will be changed prior to the occurrence of the future event. This would theoretically result in a greater bad debt expense and a corresponding decrease in reported net income when compared to net income reported under IAS 39 in situations where the future expected event leads to deterioration of the credit loss.

EBITDA

For the three months ended September 30

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Reconciliation to interim condensed consolidated statements of income
Loss for the period	$(21,450)	$(64,923)
Add (subtract):
Finance costs	20,123	12,521
Provision for (recovery of) income taxes	6,412	(1,833)
Depreciation and amortization	6,685	6,085
EBITDA	$11,770	$(48,150)
Add (subtract):
Change in fair value of derivative instruments and other	23,932	70,923
Share-based compensation	1,494	1,716
Loss (profit) attributable to non-controlling interest	65	(3,941)
Base EBITDA	$37,261	$20,548

Gross margin per interim condensed consolidated financial statements	$173,339	$142,663
Add (subtract):
Administrative expenses	(58,508)	(46,806)
Selling and marketing expenses	(56,749)	(58,577)
Bad debt expense	(24,384)	(13,763)
Amortization included in cost of sales	730	769
Other income	2,768	203
Loss (profit) attributable to non-controlling interest	65	(3,941)
Base EBITDA	$37,261	$20,548

10.

EBITDA

For the six months ended September 30

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Reconciliation to interim condensed consolidated statements of income
Profit (loss) for the period	$(62,873)	$44,386
Add:
Finance costs	36,463	24,511
Provision for income taxes	14,373	4,964
Depreciation and amortization	12,710	11,319
EBITDA	$673	$85,180
Add (subtract):
Change in fair value of derivative instruments and other	60,488	(39,694)
Share-based compensation	3,269	16,963
Loss (profit) attributable to non-controlling interest	111	(9,392)
Base EBITDA	$64,541	$53,057

Gross margin per interim condensed consolidated financial statements	$326,871	$300,226
Add (subtract):
Administrative expenses	(114,190)	(95,437)
Selling and marketing expenses	(107,292)	(116,653)
Bad debt expense	(45,184)	(29,035)
Amortization included in cost of sales	1,512	1,546
Other income	2,713	1,802
Loss (profit) attributable to non-controlling interest	111	(9,392)
Base EBITDA	$64,541	$53,057

For the three months ended September 30, 2018, Base EBITDA amounted to $37.3 million, an increase of 81% from $20.5 million in the prior comparable quarter due to the significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Sales increased by 12% for the quarter ended September 30, 2018. Gross margin was up 22% to $173.3 million due to improved pricing power in North America and increased international sales activities. Administrative expenses increased by 25% to support talent acquisition and retention, investment in process improvements and operational efficiencies, and ongoing business acquisition activities. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018. Selling and marketing expenses for the three months ended September 30, 2018 were $56.7 million, down from $58.6 million reported in the prior comparable quarter as a result of the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

Finance costs were $20.1 million, an increase of 61% from the prior comparable quarter, primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets and interest expense from the increased utilization of the credit facility and higher interest rates.

Bad debt expense was $24.4 million for the three months ended September 30, 2018, an increase of 77% from $13.8 million recorded for the prior comparable quarter. For the six months ended September 30, 2018, the bad debt expense was $45.2 million, an increase of 56% compared with the prior comparable period. The increase for the three and six months ended September 30, 2018 was partially driven by higher revenue. Bad debt expense represents approximately 2.5% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.2% of revenue reported for the three months ended September 30, 2017.

11.

For the six months ended September 30, 2018, sales increased by 8% to $1.8 billion and the gross margin increased by 9% to $326.9 million. Base EBITDA amounted to $64.5 million for the first six months of fiscal 2019, an increase of 22% from $53.1 million in the prior comparable period. The growth in Base EBITDA is largely attributable to the significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

Administrative expenses increased by 20% from $95.4 million to $114.2 million, during the six months ended September 30, 2018. The Company continues its effort to reduce its administrative costs through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018. For the six months ended September 30, 2018, selling and marketing expenses decreased by 8% from the prior comparable period as a result of the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 21 and “Administrative expenses” and “Selling and marketing expenses”, which are further explained on pages 23 and 24.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at	As at	Sept 30 vs.	As at	2018 vs.
	Sept. 30,	June 30,	June 30	Sept. 30,	2017
	2018	2018	variance	2017	variance
Future embedded gross margin	$2,336.2	$1,963.6	19%	$1,615.0	45%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $2,336.2 million as of September 30, 2018, an increase of 19% compared to the embedded gross margin as of June 30, 2018 resulting from Just Energy’s pricing optimization efforts, offset by a negative foreign exchange impact of $27.6 million from the weakening U.S. dollar on the exchange rate assumptions. The embedded gross margin increased 45% from $1,615.0 million reported as of September 30, 2017, as pricing optimization efforts expanded to a broader customer base.

The embedded gross margin includes $45.2 million from Filter Group Inc., which was acquired by Just Energy on October 1, 2018.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

12.

Funds from Operations

For the three months ended September 30

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Cash inflow from operating activities	$(66,960)	$9,186
Add (subtract):
Changes in working capital	93,698	5,442
Loss (profit) attributable to non-controlling interest	65	(3,941)
Tax adjustment	1,930	821
Funds from Operations	$28,733	$11,508
Less: Maintenance capital expenditures	(2,510)	(3,825)
Base Funds from Operations	$26,223	$7,683

Gross margin per interim condensed consolidated financial statements	$173,339	$142,663
Add (subtract):
Administrative expenses	(58,508)	(46,806)
Selling and marketing expenses	(56,749)	(58,577)
Bad debt expense	(24,384)	(13,763)
Current income tax provision	520	(3,893)
Adjustment required to reflect net cash receipts from gas sales	5,125	4,881
Amortization included in cost of sales	730	769
Other income	2,768	203
Financing charges, non-cash	5,978	2,585
Finance costs	(20,123)	(12,521)
Other non-cash adjustments	37	(4,033)
Funds from Operations	$28,733	$11,508
Less: Maintenance capital expenditures	(2,510)	(3,825)
Base Funds from Operations	$26,223	$7,683
Base Funds from Operations payout ratio	85%	279%
Dividends/distributions
Dividends on common shares	$18,657	$18,349
Dividends on preferred shares	3,230	2,806
Distributions for share-based awards	443	313
Total dividends/distributions	$22,330	$21,468

13.

Funds from Operations

For the six months ended September 30

(thousands of dollars)

	Fiscal 2019	Fiscal 2018
Cash inflow from operating activities	$(79,506)	$29,795
Add (subtract):
Changes in working capital	116,722	4,886
Loss (profit) attributable to non-controlling interest	111	(9,392)
Tax adjustment	12,879	11,307
Funds from Operations	$50,206	$36,596
Less: Maintenance capital expenditures	(5,869)	(8,405)
Base Funds from Operations	$44,337	$28,191

Gross margin per consolidated financial statements	$326,871	$300,226
Add (subtract):
Administrative expenses	(114,190)	(95,437)
Selling and marketing expenses	(107,292)	(116,653)
Bad debt expense	(45,184)	(29,035)
Current (recovery of) income tax provision	3,032	(4,484)
Adjustment required to reflect net cash receipts from gas sales	9,706	7,530
Amortization included in cost of sales	1,512	1,546
Other income	2,713	1,802
Financing charges, non-cash	9,445	5,188
Finance costs	(36,463)	(24,511)
Other non-cash adjustments	56	(9,576)
Funds from Operations	$50,206	$36,596
Less: Maintenance capital expenditures	(5,869)	(8,405)
Base Funds from Operations	$44,337	$28,191
Base Funds from Operations payout ratio	101%	153%
Dividends/distributions
Dividends on common shares	$37,206	$36,725
Dividends on preferred shares	6,418	5,815
Distributions for share-based awards	968	711
Total dividends/distributions	$44,592	$43,251

Base FFO for the three months ended September 30, 2018 was $26.2 million, an increase of 241% compared with Base FFO of $7.7 million for the prior comparable quarter, driven by the significant improvements in EBITDA as a result of the improved pricing power.

For the six months ended September 30, 2018, Base FFO was $44.3 million, an increase of 57% from the prior comparable period when Base FFO was $28.2 million. The increase in Base FFO is largely attributable to the significant improvements in EBITDA as a result of the improved pricing power.

Dividends and distributions for the three months ended September 30, 2018 were $22.3 million, an increase of 4% from the prior comparable quarter in fiscal 2018, resulting from the issuance of preferred shares. For the six months ended September 30, 2018, dividends and distributions were $44.6 million, an increase of 3% compared to $43.3 million reported for the six months ended September 30, 2017. The payout ratio on Base FFO was 85% for the three months ended September 30, 2018, compared to 279% reported in the second quarter of fiscal 2018. The improvement in Q2 Fiscal 2019 is primarily a result of the higher Base FFO described above. For the six months ended September 30, 2018, the payout ratio on Base FFO was 101%, compared with 153% in the prior comparable period. For the trailing 12 months ended September 30, 2018, the payout ratio was 82%, compared with a payout ratio of 106% for the trailing 12 months ended September 30, 2017.

14.

Summary of quarterly results for operations

(thousands of dollars, except per share amounts)

	Q2	Q1	Q4	Q3
	Fiscal 2019	Fiscal 2019	Fiscal 2018	Fiscal 2018
Sales	$956,843	$876,457	$1,014,734	$912,203
Gross margin	173,339	153,532	169,396	171,305
Administrative expenses	58,508	55,682	48,873	50,389
Selling and marketing expenses	56,749	50,543	60,840	55,547
Finance costs	20,123	16,340	18,195	13,266
Profit (loss) for the period	(21,450)	(41,423)	265,773	208,415
Profit (loss) for the period per share – basic	(0.16)	(0.29)	1.80	1.42
Profit (loss) for the period per share – diluted	(0.16)	(0.29)	1.40	1.13
Dividends/distributions paid	22,330	22,261	21,555	21,501
Base EBITDA	37,261	27,280	68,876	52,507
Base Funds from Operations	26,223	18,114	25,472	37,539
Payout ratio on Base Funds from Operations	85%	123%	85%	57%

	Q2	Q1	Q4	Q3
	Fiscal 2018	Fiscal 2018	Fiscal 2017	Fiscal 2017
Sales	$851,927	$847,706	$947,281	$918,536
Gross margin	142,663	157,563	175,412	174,353
Administrative expenses	46,806	48,631	32,448	44,567
Selling and marketing expenses	58,577	58,076	53,727	55,337
Finance costs	12,521	11,990	16,745	25,477
Profit (loss) for the period	(64,923)	109,309	(38,220)	188,041
Profit (loss) for the period per share – basic	(0.48)	0.69	(0.30)	1.22
Profit (loss) for the period per share – diluted	(0.48)	0.52	(0.30)	0.98
Dividends/distributions paid	21,468	21,783	20,344	18,800
Base EBITDA	20,548	32,509	75,018	51,489
Base Funds from Operations	7,683	20,508	28,588	20,940
Payout ratio on Base Funds from Operations	279%	106%	71%	90%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 74% and 26%, respectively, of the customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Analysis of the second quarter

Sales increased 12% to $956.8 million for the three months ended September 30, 2018 from $851.9 million recorded in the second quarter of fiscal 2018. The gross margin was $173.3 million, an increase of 22% from the prior comparable quarter, primarily due to improved pricing power in North America and increased international sales activities.

Administrative expenses for the three months ended September 30, 2018 increased 25% as a result of the costs to support talent acquisition and retention, investment in process improvements and operational efficiencies, and ongoing business acquisition activities. The Company will continue its efforts to reduce administrative expenses through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018. Selling and marketing expenses for the three months ended September 30, 2018 decreased by 3% to $56.7 million as a result of the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

15.

Finance costs for the three months ended September 30, 2018 amounted to $20.1 million, an increase of 61% from $12.5 million reported for the three months ended September 30, 2017, primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets and interest expense from the increased utilization of the credit facility and higher interest rates.

The change in fair value of derivative instruments and other resulted in a loss of $23.9 million for the three months ended September 30, 2018, compared to a loss of $70.9 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $0.10/MWh, while future gas contracts increased by an average of $0.14/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

The loss for the three months ended September 30, 2018 was $21.5 million, representing a loss per share of $0.16 on both a basic and diluted basis. For the prior comparable quarter, the loss was $64.9 million, representing a loss per share of $0.48 on a basic and diluted basis.

Base EBITDA was $37.3 million, an increase of 81% as compared to the prior comparable quarter due to significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses to support growth initiatives.

Base FFO was $26.2 million for the second quarter of fiscal 2019, up 241% compared to $7.7 million in the prior comparable quarter as a result of higher Base EBITDA in the current quarter.

Dividends and distributions paid were $22.3 million, an increase of 4% compared to $21.5 million paid in the second quarter of fiscal 2018 as a result of dividends paid to preferred shareholders, which amounted to $3.2 million as compared to $2.8 million paid in the prior comparable quarter. The payout ratio on Base FFO for the quarter ended September 30, 2018 was 85%, compared with 279% in the prior comparable quarter. The payout ratio for the trailing 12 months ended September 30, 2018 was 82%, compared with 106% for the trailing 12 months ended September 30, 2017.

16.

Segmented Base EBITDA1

For the three months ended September 30

(thousands of dollars)

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated
Sales	$593,608	$363,235	$-	$956,843
Cost of sales	(468,362)	(315,142)	-	(783,504)
Gross margin	125,246	48,093	-	173,339
Add (subtract):
Administrative expenses	(23,254)	(11,659)	(23,595)	(58,508)
Selling and marketing expenses	(36,516)	(20,233)	-	(56,749)
Bad debt expense	(21,612)	(2,772)	-	(24,384)
Amortization included in cost of sales	730	-	-	730
Other income	2,732	36	-	2,768
Loss attributable to non-controlling interest	65	-	-	65
Base EBITDA from operations	$47,391	$13,465	$(23,595)	$37,261

		Fiscal 2018
	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated
Sales	$504,705	$347,222	$-	$851,927
Cost of sales	(397,318)	(311,946)	-	(709,264)
Gross margin	107,387	35,276	-	142,663
Add (subtract):
Administrative expenses	(18,073)	(10,446)	(18,287)	(46,806)
Selling and marketing expenses	(40,643)	(17,934)	-	(58,577)
Bad debt expense	(16,176)	2,413	-	(13,763)
Amortization included in cost of sales	769	-	-	769
Other income (expenses)	(296)	499	-	203
Profit attributable to non-controlling interest	(3,941)	-	-	(3,941)
Base EBITDA from operations	$29,027	$9,808	$(18,287)	$20,548

17.

Segmented Base EBITDA1

For the six months ended September 30

(thousands of dollars)

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated
Sales	$1,135,786	$697,514	$-	$1,833,300
Cost of sales	(891,775)	(614,654)	-	(1,506,429)
Gross margin	244,011	82,860	-	326,871
Add (subtract):
Administrative expenses	(43,400)	(21,171)	(49,619)	(114,190)
Selling and marketing expenses	(70,204)	(37,088)	-	(107,292)
Bad debt expense	(40,403)	(4,781)	-	(45,184)
Amortization included in cost of sales	1,512	-	-	1,512
Other income	2,652	61	-	2,713
Loss attributable to non-controlling interest	111	-	-	111
Base EBITDA from operations	$94,279	$19,881	$(49,619)	$64,541

		Fiscal 2018
	Consumer	Commercial	Corporate and shared services
	division	division	division	Consolidated
Sales	$991,471	$708,162	$-	$1,699,633
Cost of sales	(768,579)	(630,828)	-	(1,399,407)
Gross margin	222,892	77,334	-	300,226
Add (subtract):
Administrative expenses	(33,316)	(18,411)	(43,710)	(95,437)
Selling and marketing expenses	(79,632)	(37,021)	-	(116,653)
Bad debt expense	(28,525)	(510)	-	(29,035)
Amortization included in cost of sales	1,546	-	-	1,546
Other income (expenses)	(450)	2,252	-	1,802
Profit attributable to non-controlling interest	(9,392)	-	-	(9,392)
Base EBITDA from operations	$73,123	$23,644	$(43,710)	$53,057

1 The segment definitions are provided on page 6.

Consumer Energy contributed $47.4 million to Base EBITDA for the three months ended September 30, 2018, an increase of 63% from $29.0 million in the prior comparative quarter. The increase in Base EBITDA for Consumer Energy is attributable to the significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses to support the growth initiatives. Commercial Energy contributed $13.5 million to Base EBITDA, an increase of 37% from the prior comparable quarter, when the segment contributed $9.8 million. The increase in Base EBITDA for Commercial Energy is also attributable to the significant improvement in gross margin, offset by higher bad debts and an increase in administrative expenses.

For the six months ended September 30, 2018, Base EBITDA was $64.5 million, an increase of 22% from $53.1 million recorded in the prior comparable period. The Consumer division contributed $94.3 million to Base EBITDA for the six months ended September 30, 2018, an increase of 29% from $73.1 million reported for the six months ended September 30, 2017. The Commercial division contributed $19.9 million to Base EBITDA, a 16% decrease from the prior comparable period, when the segment contributed $23.6 million.

18.

Customer aggregation

RCE SUMMARY

	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	% increase
	2018	Additions	Attrition	renew	2018	(decrease)	2017	(decrease)
Consumer Energy
Gas	637,000	30,000	(27,000)	(19,000)	621,000	(3)%	627,000	(1)%
Electricity	1,189,000	102,000	(85,000)	(43,000)	1,163,000	(2)%	1,168,000	-
Total Consumer RCEs	1,826,000	132,000	(112,000)	(62,000)	1,784,000	(2)%	1,795,000	(1)%
Commercial Energy
Gas	421,000	47,000	(10,000)	(4,000)	454,000	8%	337,000	35%
Electricity	1,926,000	111,000	(39,000)	(72,000)	1,926,000	-	1,955,000	(1)%
Total Commercial RCEs	2,347,000	158,000	(49,000)	(76,000)	2,380,000	1%	2,292,000	4%
Total RCEs	4,173,000	290,000	(161,000)	(138,000)	4,164,000	-	4,087,000	2%

Just Energy’s total RCE base is currently at 4.2 million. Gross RCE additions for the quarter ended September 30, 2018 were 290,000, a decrease of 6% compared to RCEs added in the second quarter of fiscal 2018. Net additions were negative 9,000 for the second quarter of fiscal 2019, compared with a positive 11,000 net RCE additions in the second quarter of fiscal 2018.

Consumer RCE additions amounted to 132,000 for the three months ended September 30, 2018, a 22% decrease from 169,000 gross RCE additions recorded in the prior comparable quarter, primarily driven by the significant increase in U.K. residential adds from switching sites, in the prior comparable quarter. As of September 30, 2018, the U.S., Canadian and U.K. segments accounted for 67%, 17% and 16% of the Consumer RCE base, respectively.

Commercial RCE additions were 158,000 for the three months ended September 30, 2018, a 12% increase over the prior comparable quarter due to an increase in the U.S. Commercial electricity RCEs as well as the addition of one large Commercial customer in the U.K. Net RCE additions for the Commercial division improved to positive 33,000 for the three months ended September 30, 2018, compared with positive 26,000 reported in the prior comparable quarter. The Commercial failed to renew RCEs for the three months ended September 30, 2017 included failed renewals for the Sears bankruptcy, but still improved, decreasing from 88,000 failed to renew RCEs to 76,000 failed to renew RCEs at the end of the second quarter. As of September 30, 2018, the U.S., Canadian and U.K. segments accounted for 69%, 25% and 6% of the Commercial RCE base, respectively.

For the three months ended September 30, 2018, 40% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 37% from online and other non-door-to-door sales channels, 13% from retail channels and 10% from door-to-door sales. In the prior comparable quarter, 51% of RCE additions were generated from retail, online and other non-door-to-door sales channels, 33% from commercial brokers, and 16% using door-to-door sales.

Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations RCE base is 439,000 RCEs as at September 30, 2018. As of September 30, 2018, the U.S., Canadian and U.K. segments accounted for 68%, 22% and 10% of the RCE base, respectively. At September 30, 2017, the U.S., Canadian and U.K. segments represented 67%, 22% and 11% of the RCE base, respectively.

The Company’s launch of the new retail consumer sales channel continued to meet expectations during the second quarter. The retail channel added 34,000 new RCEs during the second quarter through retail partnerships across North America, for a total of 78,000 new RCEs, the highest growth to date for the six months ended September 30, 2018. Just Energy currently has access to sell products and services today in over 700 retail locations. Beyond retail and as part of the sales growth strategy, the Company is working with well-known brands and strategic partners to launch its indirect sales channel.

19.

CUSTOMER SUMMARY

	As at	As at
	Sept. 30, 2018	Sept. 30, 2017	% increase

Consumer	1,519,000	1,468,000	3%
Commercial	114,000	112,000	2%
Total customer count	1,633,000	1,580,000	3%

With the diversification of product offerings to include more than commodities, Just Energy anticipates that the number of customers will become an increasingly relevant measure. As at September 30, 2018, the total customer count grew by 3% to 1,633,000 as compared to the prior period.

Just Energy’s customer base includes 79,000 smart thermostat customers. These smart thermostats are sold as value added product and service solutions and are currently offered in Canada and the United States. Further expansion of the energy management solutions to meet customers’ preference for utility conservation and health and wellbeing is a key driver of the continued growth and long term success for Just Energy.

The total customer count also includes 27,230 distinct customers from Filter Group Inc.’s water filter subscriptions. Filter Group Inc. has 32,488 home water filtration systems installed throughout Canada and the U.S. Just Energy closed the acquisition of Filter Group Inc. on October 1, 2018.

ATTRITION
	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2018	2017

Consumer	20%	23%[1]
Commercial	5%	5%
Total attrition	13%	13%[1]

1The attrition rate for the Consumer division for the trailing 12 months ended September 30, 2017 was updated to 23% compared to 22% reported in the Q2 fiscal 2018 MD&A. The total consolidated attrition rate for the trailing 12 months ended September 30, 2017 was updated to 13% compared to 11% in the Q2 fiscal 2018 MD&A. The change is a result of an update of a more accurate reporting system implemented in Q3 of the prior year, which automatically calculates the percentage based on daily loaded data at the contract level. The new attrition percentages for the prior comparable 12 months were updated using the calculations obtained from the new reporting system. The update was made to reflect more accurate changes between the two trailing 12 month rates.

The combined attrition rate for Just Energy was 13% for the trailing 12 months ended September 30, 2018, consistent with the prior comparable 12 months. The Consumer attrition rate decreased three percentage points to 20% while the Commercial attrition rate remained the same as a year ago. The decrease in the Consumer attrition rate is a result of Just Energy’s focus on margin optimization while becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty.

RENEWALS
	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2018	2017

Consumer	71%	73%
Commercial	47%	52%
Total renewals	57%	61%

20.

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 57% for the trailing 12 months ended September 30, 2018, a decrease of four percentage points compared to 61% as at September 30, 2017. The Consumer renewal rate decreased by two percentage points to 71%, and the Commercial renewal rate decreased by five percentage points to 47%. The decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth. Although the renewals have improved over the past six months, the renewal rate is depressed for the trailing 12 months due to lower renewal rates from Q3 and Q4 of fiscal 2018.

ENERGY CONTRACT RENEWALS
This table shows the customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2019	11%	12%	14%	15%
2020	24%	27%	25%	31%
2021	22%	30%	17%	18%
2022	17%	16%	14%	15%
Beyond 2022	26%	15%	30%	21%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 694,000 RCEs, are excluded from the table above.

Gross margin

For the three months ended September 30

(thousands of dollars)

	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$24,858	$4,001	$28,859	$20,985	$2,314	$23,299
Electricity	100,388	44,092	144,480	86,401	32,963	119,364
	$125,246	$48,093	$173,339	$107,386	$35,277	$142,663
Increase	17%	36%	22%

For the six months ended September 30

(thousands of dollars)

	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$58,618	$8,843	$67,461	$48,640	$4,850	$53,490
Electricity	185,393	74,017	259,410	174,252	72,484	246,736
	$244,011	$82,860	$326,871	$222,892	$77,334	$300,226
Increase	9%	7%	9%

CONSUMER ENERGY

Gross margin for the three months ended September 30, 2018 for the Consumer division was $125.2 million, an increase of 17% from $107.4 million recorded in the prior comparable quarter. For the six months ended September 30, 2018, gross margin for the Consumer division was $244.0 million, an increase of 9% from $222.9 million recorded for the six months ended September 30, 2017.

21.

Average realized gross margin for the Consumer division for the rolling 12 months ended September 30, 2018 was $237/RCE, representing a 6% decrease from $253/RCE reported in the prior comparable quarter. The decrease is primarily attributable to the North American arctic blast in January 2018, where the gross margin was negatively impacted by higher wholesale costs resulting from the upfront purchasing of gas commodity to meet the increased consumption demands. Accordingly, the GM/RCE improvements seen in Q1 and Q2 of fiscal 2019 were depressed by the reduced GM/RCE in Q4 of fiscal 2018. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer division was $24.9 million for the three months ended September 30, 2018, an increase of 18% from $21.0 million recorded in the prior comparable quarter. For the six months ended September 30, 2018, the gross margin contribution from the gas markets increased by 21% over the prior comparable period to $58.6 million as a result of the improved pricing power, the adoption of risk management practices to neutralize the impact of summer weather on supply costs and a positive foreign exchange impact as a result of the weakening Canadian dollar.

Electricity

Gross margin from electricity customers in the Consumer division was $100.4 million for the three months ended September 30, 2018, a 16% increase from $86.4 million recorded in the prior comparable quarter. This was primarily the result of the improved pricing power and a positive foreign exchange impact. For the six months ended September 30, 2018, gross margin from electricity markets increased 6% to $185.4 million.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $48.1 million for the three months ended September 30, 2018, an increase of 36% from $35.3 million recorded in the prior comparable quarter. For the six months ended September 30, 2018, gross margin for the Commercial division was $82.9 million, an increase of 7% from $77.3 million recorded for the six months ended September 30, 2017.

Average realized gross margin for the rolling 12 months ended September 30, 2018 was $85/RCE, a decrease of 3% from the $88/RCE reported in the prior comparable period. The gross margin per RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial division was $4.0 million for the three months ended September 30, 2018, an increase of 73% from $2.3 million recorded in the prior comparable quarter. For the six months ended September 30, 2018, the gross margin contribution from the gas markets increased by 82% from the prior comparable period to $8.8 million. The increase in gross margin for the three and six months ended September 30, 2018 was driven by the improvement resulting from the gross margin initiatives.

Electricity

The Commercial division’s electricity gross margin for the three months ended September 30, 2018 was $44.1 million, an increase of 34% from $33.0 million recorded in the prior comparable quarter. Gross margin from the Commercial electricity markets for the six months ended September 30, 2018 was $74.0 million, an increase of 2% from $72.5 million recorded in the six months ended September 30, 2017. The Commercial electricity margin increase for the three and six months ended September 30, 2018 was attributable to the improvements resulting from the gross margin initiatives.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals, including both brown commodities and JustGreen supply.

22.

Annual gross margin per RCE
	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2019	customers	2018	customers

Consumer customers added or renewed	$333	257,000	$197	285,000
Consumer customers lost	210	174,000	201	186,000
Commercial customers added or renewed[1]	96	230,000	88	180,000
Commercial customers lost	82	125,000	78	112,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended September 30, 2018, the average gross margin per RCE for the customers added or renewed by the Consumer division was $333/RCE, an increase from $197/RCE in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the three months ended September 30, 2018 was $210/RCE, an increase from $201/RCE margin lost on customers in the prior comparable period. The increase in gross margin is attributed to the improved pricing power.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended September 30, 2018 was $96/RCE, an increase from $88/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended September 30, 2018 were at an average gross margin of $82/RCE, an increase from $78/RCE reported in the prior comparable period. Management continues to focus on margin optimization by focusing on small and medium-sized customers and retaining our larger margin customers.

Overall consolidated results

ADMINISTRATIVE EXPENSES

(thousands of dollars)

	Three months	Three months		Six months	Six months
	ended	ended		ended	ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2018	2017	increase	2018	2017	increase
Consumer Energy	$23,254	$18,073	29%	$43,400	$33,316	30%
Commercial Energy	11,659	10,446	12%	21,171	18,411	15%
Corporate and shared services costs	23,595	18,287	29%	49,619	43,710	14%
Total administrative expenses	$58,508	$46,806	25%	$114,190	$95,437	20%

Administrative expenses increased by 25% from $46.8 million to $58.5 million. The Consumer division’s administrative expenses were $23.3 million for the three months ended September 30, 2018, an increase of 29% from $18.1 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $11.7 million for the second quarter of fiscal 2019, a 12% increase from $10.4 million reported for the prior comparable quarter. Corporate expenses increased 29% to $23.6 million for the three months ended September 30, 2018.

Administrative expenses increased by 20% to $114.2 million for the six months ended September 30, 2018 from $95.4 million recorded in the prior comparative period. Consumer and Commercial administrative expenses for the six months ended September 30, 2018 were $43.4 million and $21.2 million, an increase of 30% and 15% over the prior comparable period, respectively, to support talent acquisition and retention, investment in process improvements and operational efficiencies, and ongoing business acquisition activities. Corporate expenses increased 14% to $49.6 million for the six months ended September 30, 2018. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. A recent decision made by the lower court on the Kevin Flood, et al. v. Just Energy Marketing Group, et al. case confirmed that the Company is not legally liable for the claims against it, which resulted in a reversal of $4.0 million in legal expenses for the three months ended September 30, 2018.

23.

SELLING AND MARKETING EXPENSES
(thousands of dollars)

	Three months	Three months		Six months	Six months
	ended	ended	%	ended	ended
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	%
	2018	2017	(decrease)	2018	2017	decrease
Consumer Energy	$36,516	$40,643	(10)%	$70,204	$79,632	(12)%
Commercial Energy	20,233	17,934	13%	37,088	37,021	-
Total selling and marketing expenses	$56,749	$58,577	(3)%	$107,292	$116,653	(8)%

Selling and marketing expenses, which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, were $56.7 million in the three months ended September 30, 2018, down by 3% from $58.6 million in the second quarter of fiscal 2018. This decrease is a result of the capitalization of upfront commission expenses and the reduction of non-commission selling expenses due to the consolidation of regional sales offices and diversification of sales channels.

The selling and marketing expenses for the Consumer division were $36.5 million in the three months ended September 30, 2018, a 10% decrease as compared to the prior comparable quarter due to the capitalization of upfront commission expenses.

The selling and marketing expenses for the Commercial division were $20.2 million for the three months ended September 30, 2018, up 13% from $17.9 million recorded in the prior comparable quarter.

For the six months ended September 30, 2018, selling and marketing expenses were $107.3 million, an 8% decrease as compared to $116.7 million in the prior comparable period. The Consumer division’s selling and marketing expenses were down 12% to $70.2 million compared to $79.6 million for the six months ended September 30, 2017 as a result of IFRS 15 implementation in the current year. Selling and marketing expenses for the Commercial division were $37.1 million for the six months ended September 30, 2018, consistent with the prior comparable period.

The aggregation costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2018	2017
Consumer	$218/RCE	$180/RCE
Commercial	$45/RCE	$42/RCE

The average aggregation cost for the Consumer division was $218/RCE for the trailing 12 months ended September 30, 2018, an increase from $180/RCE reported in the prior comparable period. The increase in cost in the current 12-month period over the prior year is a result of the shift in the Company’s sales channels from door-to-door to online broker and other non-door-to-door sales channels, resulting in an increase in the customer acquisition cost paid per RCE.

24.

The $45 average aggregation cost for Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $45 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $81 (1.8 x $45) to the year’s average aggregation cost reported above. As at September 30, 2017, the average aggregation cost for commercial brokers was $42/RCE. The lower cost in the prior comparable quarter is a function of broker commissions being a percentage of lower margins.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois, California, Michigan, Delaware, Ohio, Georgia, the U.K. and Ireland, as well as for Interactive Energy Group and Just Green U.S., Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the interim condensed consolidated statement of income under other operating expenses. Bad debt expense was $24.4 million for the three months ended September 30, 2018, an increase of 77% from $13.8 million recorded for the prior comparable quarter. For the six months ended September 30, 2018, bad debt expense was $45.2 million, an increase of 56% from $29.0 million recorded for the prior comparable quarter. The increase is a result of the growth of revenues within Texas and in the U.K. For the six months ended September 30, 2018, the bad debt expense represents 2.5% of relevant revenue, up from 2.2% reported in the prior comparable quarter.

FINANCE COSTS

Finance costs for the three months ended September 30, 2018 amounted to $20.1 million, an increase of 61% from $12.5 million recorded during fiscal 2018. For the six months ended September 30, 2018, finance costs amounted to $36.5 million, an increase of 49% from $24.5 million recorded during fiscal 2018. The increase in finance costs was primarily driven by the premium and fees associated with the partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets and interest expense from the increased utilization of the credit facility and higher interest rates.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three and six months ended September 30, 2018, a foreign exchange unrealized loss of $8.4 million and $4.6 million, respectively, was reported in other comprehensive income, versus an unrealized loss of $7.8 million and $12.6 million, respectively, reported in fiscal 2018. This fluctuation is a result of the significant decrease in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the positive impact from the translation of the U.S.-based operations resulted in an increase of $1.4 million and $0.4 million on Base EBITDA for the three and six months ended September 30, 2018, respectively.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

25.

PROVISION FOR (RECOVERY OF) INCOME TAXES

(thousands of dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Current income tax expense (recovery)	$(520)	$3,893	$(3,032)	$4,484
Deferred income tax expense (recovery)	6,932	(5,726)	17,405	480
Provision for (recovery of) income taxes	$6,412	$(1,833)	$14,373	$4,964

Just Energy recorded a current income tax recovery of $0.5 million for the three months ended September 30, 2018, versus a $3.9 million current tax expense in the prior comparable quarter. For the six months ended September 30, 2018, the current income tax recovery amounted to $3.0 million, compared to the income tax expense of $4.5 million reported for the six months ended September 30, 2017, which corresponds to the increase in deductible expenses such as financing costs in the three and six months ended September 30, 2018.

During the three months ended September 30, 2018, a deferred tax expense of $6.9 million was recorded, primarily relating to mark to market gains from financial instruments. In the same period in fiscal 2018, a deferred tax recovery of $5.7 million was recorded, primarily due to mark to market losses from derivative financial instruments. A deferred tax expense of $17.4 million and $0.5 million was recorded for the six months ended September 30, 2018 and September 30, 2017, respectively. The variance year over year is primarily due to the movement in derivative financial instruments.

Liquidity and capital resources

SUMMARY OF CASH FLOWS

(thousands of dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Operating activities	$(66,960)	$9,186	$(79,506)	$29,795
Investing activities	(11,567)	(7,799)	(21,422)	(18,212)
Financing activities, excluding dividends	75,678	20,635	114,828	31,237
Effect of foreign currency translation	302	266	(975)	(1,017)
Increase in cash before dividends	(2,547)	22,288	12,925	41,803
Dividends (cash payments)	(22,312)	(21,458)	(44,561)	(43,229)
Increase (decrease) in cash	(24,859)	830	(31,636)	(1,426)
Cash and cash equivalents – beginning of period	42,084	55,120	48,861	57,376
Cash and cash equivalents – end of period	$17,225	$55,950	$17,225	$55,950

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended September 30, 2018 was an outflow of $67.0 million, compared to an inflow of $9.2 million in the prior comparable quarter. For the six months ended September 30, 2018, cash flow from operating activities was an outflow of $79.5 million, compared to an inflow of $29.8 million reported for the prior comparable period as a result of the changes in working capital.

INVESTING ACTIVITIES

Investing activities for the three months ended September 30, 2018 included purchases of property, plant and equipment and intangible assets totalling $0.6 million and $10.9 million, respectively, compared with $1.8 million and $5.7 million, respectively, in fiscal 2017.

26.

Investing activities for the six months ended September 30, 2018 included purchases of property, plant and equipment and intangible assets totalling $2.6 million and $18.9 million, respectively, compared with $3.0 million and $12.5 million, respectively, in fiscal 2017.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term debt. During the three months ended September 30, 2018, Just Energy entered into the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds. During the six months ended September 30, 2018, Just Energy issued an additional $10.4 million in preferred shares and withdrew an additional $57.3 million on its credit facility, offset by the equity swap payout of $10.0 million.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended September 30, 2018, Just Energy paid cash dividends to its common and preferred shareholders and distributions to holders of share-based awards in the amount of $22.3 million, compared to $21.5 million paid in the prior comparable quarter. For the six months ended September 30, 2018, Just Energy paid $44.6 million, compared to $43.2 million paid for the comparable period of fiscal 2018.

Just Energy’s annual dividend rate on its common shares is currently set at $0.50 per common share paid quarterly. The current dividend set by the Board provides that common shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. The Board reviews the dividend each quarter and it is subject to Board approval. Neither the payment of the dividend nor the amount of the dividend is guaranteed.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on September 30, 2018 was US$0.53125 per preferred share.

Balance sheet as at September 30, 2018, compared to March 31, 2018

Total cash and short-term investments decreased from $48.9 million as at March 31, 2018 to $17.2 million as at September 30, 2018. The decrease in cash is primarily attributable to the Company’s significant investment in upfront customer acquisition costs and risk management activities.

As of September 30, 2018, trade receivables and unbilled revenue amounted to $443.9 million and $250.6 million, respectively, compared to March 31, 2018, when the trade receivables and unbilled revenue amounted to $395.7 million and $301.6 million, respectively. Trade payables, which include gas and electricity commodity payables of $215.5 million, increased from $616.4 million to $636.8 million during the quarter as a result of the effective risk management of the commodity cost.

In certain markets, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $10.3 million and $14.6 million, respectively, as of September 30, 2018. These amounts increased from $2.7 million and $1.5 million, respectively, as of March 31, 2018. The remainder of the deferred revenue balance primarily relates to the U.K. which amounted to $55.0 million as at September 30, 2018, compared to $40.2 million at March 31, 2018. As at September 30, 2018, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized, within trade and other receivables and trade and other payables, accrued gas receivable and accrued gas payable of $4.7 million and $3.3 million, respectively, down from $7.9 million and $6.9 million, respectively, as of March 31, 2018. These changes represent the normal seasonality of gas storage. Total other assets increased from $129.7 million at March 31, 2018 to $194.4 million as of September 30, 2018.

27.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.

Total debt increased from $543.5 million as at March 31, 2018 to $661.3 million as at September 30, 2018. This increase is a result of the issuance of the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds. The book value of net debt was 3.5x for Base EBITDA, higher than the 2.8x reported for March 31, 2018.

The following table shows selected data from the interim condensed consolidated statements of financial position as at the following periods:

	As at	As at	As at
	Sept. 30, 2018	March 31, 2018	Sept. 30, 2017
Assets:
Cash and short-term investments	$17,225	$48,861	$81,202
Trade and other receivables	694,479	697,307	583,842
Total other assets	194,447	129,684	110,954
Total fair value of derivative financial assets	227,787	283,431	24,227

Liabilities:
Trade payables and other	637,405	621,148	535,424
Deferred revenue	69,612	41,684	70,311
Total fair value of derivative financial liabilities	94,779	138,159	321,525
Total long-term debt	661,335	543,504	540,437
Total other liabilities	6,616	7,304	5,796

Debt and financing for operations

(thousands of dollars)

	As at	As at	As at
	Sept. 30,	March 31,	Sept. 30,
	2018	2018	2017

Credit facility	$179,395	$122,115	$117,520
8.75% loan	115,623	-	-
6.75% $100M convertible debentures	86,276	85,760	-
6.75% $160M convertible debentures	149,515	148,146	146,834
6.5% convertible bonds	132,898	188,147	180,251
5.75% convertible debentures	-	-	97,292

28.

The various debt instruments are described as follows:

• A $352.5 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K., Japan, Ireland and Germany operations. Credit facility withdrawals amounted to $179.4 million as of September 30, 2018, compared with $122.1 million as of March 31, 2018. In addition, total letters of credit outstanding as at September 30, 2018 amounted to $89.4 million (March 31, 2018 - $113.4 million).

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31. US$97 million was drawn as at September 30, 2018.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 5.75% convertible extendible unsecured subordinated debenture maturing on September 30, 2018 with interest payable semi-annually on March 31 and September 30, at a rate of 5.75% per annum. The debt under this instrument was fully redeemed on March 27, 2018.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019 and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. As at September 20, 2018, US$45.6 million was tendered and extinguished.

See Note 10 of the interim condensed consolidated financial statements for further details regarding the nature of each debt agreement.

Acquisition of businesses

ACQUISITION OF EDGEPOWER, INC.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US$14.9 million, of which US$7.5 million was paid in cash and US$7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. The management remuneration recognized since the acquisition date is $nil.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 9 of the interim condensed consolidated financial statements for the three months ended September 30, 2018.

29.

ACQUISITION OF FILTER GROUP INC.

On October 1, 2018, Just Energy announced the closing of the acquisition of Filter Group Inc, a leading provider of subscription-based, home water filtration systems to residential customers in Canada and the United States. Headquartered in Toronto, Ontario, Filter Group currently provides under counter and whole home water filtration solutions to residential markets in the provinces of Ontario and Manitoba and the states of Nevada, California, Arizona, Michigan and Illinois, with over 30,000 home water filtration systems installed to date.

Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition to the assumption of approximately $22 million of third party Filter Group debt, the aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”)), subject to customary closing adjustments. The earn-out payments are contingent on the achievement by Filter Group of certain performance-based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition. In addition, the earn-out payments may be paid 50% in cash and the DRIP Shares 100% in cash, at the option of Just Energy.

Daniel MacDonald, the CEO of Filter Group Inc., is the son of the Executive Chair of Just Energy. Accordingly, although the Executive Chair does not have any direct or indirect interest in Filter Group, Just Energy’s Executive Chair recused herself from the negotiations and the decision-making processes with respect to the acquisition.The transaction was reviewed by the Strategic Initiatives Committee and it received a fairness opinion on the transaction.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$636,767	$-	$-	$-	$636,767
Long-term debt	135,146	179,395	391,845	-	706,386
Interest payments	29,437	68,061	37,547	-	135,045
Premises and equipment leasing	2,618	7,773	7,775	7,700	25,866
Gas, electricity and non-commodity contracts	1,026,658	1,747,709	326,348	99,395	3,200,110
	$1,830,626	$2,002,938	$763,515	$107,095	$4,704,174

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $99.8 million. As at September 30, 2018, the current liabilities amount to $24.0 million and long-term liabilities amount to $49.8 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

30.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $89.4 million (March 31, 2018 - $113.4 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company, Fidelity and Deposit Company of Maryland and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2018 were $57.9 million (March 31, 2018 - $56.5 million).

Critical accounting estimates

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K., Ireland, Interactive Energy Group, Just Green U.S. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

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DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the interim condensed consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $3.0 million and $9.4 million have been recorded on the interim condensed consolidated statements of financial position as at September 30, 2018 and March 31, 2018, respectively. The reduction in the deferred tax assets is largely caused by the mark to market gains on our derivative financial instruments in Canada. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.

When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences such as the book gain on fair value of derivative financial instruments. As at September 30, 2018, no net deferred tax assets were recognized in the U.S.

Deferred income tax liabilities of $17.3 million and $6.9 million have been recorded on the interim condensed consolidated statements of financial position as at September 30, 2018 and March 31, 2018, respectively. The increase in the deferred tax liabilities is primarily due to mark to market gains on the derivative financial instruments in the U.K.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from operations for the three and six months ended September 30, 2018 recorded in the interim condensed consolidated financial statements of cash flows was $6.0 million and $11.2 million, respectively, compared with $5.3 million and $9.8 million, respectively, for the three and six months ended September 30, 2017.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

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Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The Eurobond conversion feature is valued using an option pricing model.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S., U.K., Germany and Ireland operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The interim condensed consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. All the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the interim condensed consolidated statements of income. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 8 of the interim condensed consolidated financial statements for the quarter ended September 30, 2018. Other inputs, including volatility and correlations, are driven off historical settlements.

Just Energy common and preferred shares

As at November 7, 2018, there were 149,256,095 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it has entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at November 7, 2018, Just Energy has issued a cumulative 333,966 preferred shares for aggregate total gross proceeds of $10.3 million under the ATM offering.

Normal course issuer bid

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 6.75% convertible debentures as well as the Just Energy common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2018 up to daily and total limits. These shares may be purchased during the year starting March 19, 2018 and ending March 15, 2019. For the three months ended September 30, 2018, Just Energy had purchased $nil of common shares through the NCIB program, compared to $11.9 million purchased in the prior comparable period.

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Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The Company’s current priority is the repurchase of debentures at attractive prices.

Critical accounting policies and estimates

Refer to the 2018 Annual MD&A and the 2018 Annual Audited Consolidated Financial Statements and Notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2018

Just Energy adopted new amendments to the following accounting standards effective for the Company’s interim condensed and annual consolidated financial statements commencing April 1, 2018.

IFRS 15

Just Energy adopted IFRS 15. IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (“IAS 18”) and IFRIC 13, Customer Loyalty Programmes (“IFRIC 13”).

Effective April 1, 2018, Just Energy adopted IFRS 15 using the modified retrospective method. IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers; the exceptions include certain contracts accounted for under other IFRS. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into selling and marketing expenses over time. Previously, such costs relating to North American residential customers were expensed as incurred.

Significant judgment is needed in determining the costs that are incremental to obtaining a contract with a customer.

Just Energy has applied IFRS 15 using the modified retrospective method, using the practical expedient in paragraph C5(c) under which Just Energy reflects the aggregate effect of all modifications on the date of initial application. Accordingly, transition adjustments have been recognized through equity as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the Interim Condensed Consolidated Financial Statements for the period ended September 30, 2018.

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The application of IFRS 15 will not affect Just Energy’s cash flows from operating, investing or financing activities.

IFRS 9

Effective April 1, 2018, Just Energy has adopted IFRS 9. IFRS 9 introduced revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. Just Energy has not restated the comparatives.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”), and fair value through profit and loss (“FVTPL”).

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. In addition, the expected loss allowance calculated using the lifetime credit loss approach will be applied to contract assets under IFRS 15. In order to comply with the requirement of IFRS 9, a decrease before tax of $11.4 million to accounts receivable, a decrease of $12.4 million to unbilled revenues and a corresponding decrease to retained earnings of $23.8 million were recognized as at April 1, 2018. For a further description of the impact of the accounting policy change, refer to the Interim Condensed Consolidated Financial Statements for the period ended Septmeber 30, 2018.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. On September 24, 2018, Just Energy filed its second motion for decertification based on recent decisions in the Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Cir., No. 17-0546 decisions, and the motion is pending and under review with the Court. The Court has not yet set a briefing schedule in this matter. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

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In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as “Just Energy”) in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court certified the FLSA lawsuit as a class action of New York sales representatives who sold for Just Energy New York, and approximately 167 individuals opted in to the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws. On January 20, 2017, the Court denied Flood’s request, and granted Just Energy’s motion for summary judgment dismissing Flood’s claims. On February 16, 2017, Flood and opt-in plaintiffs appealed the dismissal of the Federal District Court’s order to the Court of Appeals for the Second Circuit. Appellate oral argument was held on February 20, 2018 and, on September 19, 2018, the Court of Appeals for the Second Circuit affirmed the District Court’s order.

In May 2015, Kia Kordestani, a former door-to-door independent contractor (“IC”) sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Examinations were held during 2018 and undertakings from examinations are ongoing. On September 5, 2018, Omarali filed his motion for summary judgment and set a hearing date of June 11 - 13, 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy in order to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”) which has been effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the six months ended September 30, 2018, there were no changes that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

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Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products, unparalleled customer satisfaction and profitable customer growth. Just Energy’s strategic transformation from an era of price-based commodities sold through third-parties to a future as a more customer-centric consumer company is well underway. Just Energy’s unique offering of value-added products and services seeks to address its customers’ concerns around their family’s health and well-being, utility conservation and essential energy needs in their homes. To achieve profitability and optimize growth in the remainder of fiscal 2019 and beyond, Just Energy will drive sales, gross margin and customer growth through its retail and other primary channels by aggressively promoting these three product growth categories, while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value-creation product strategy across the consumer business.

Just Energy has undertaken several initiatives in the first half of fiscal 2019 to attract higher margin customers in conjunction with implementing a price optimization strategy company-wide. To further drive profitability, Just Energy has implemented cost cutting initiatives and will continue its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Just Energy expects to see the results of these actions continue to contribute in the fiscal year’s third and fourth quarters, driving performance beyond historical levels and supporting guidance for the current fiscal year and earnings growth into the future.

As a result, management reaffirms its guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. This expectation reflects the implementation of IFRS 15 for the full fiscal year.

Just Energy’s balance sheet remains strong and the Company remains fully committed to returning capital to shareholders through dividend distributions. Upon achieving the stated guidance range for fiscal 2019, the Company will achieve a dividend payout ratio of approximately 75%, which is well within management’s expectations and offers support for the dividend moving forward.

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